UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                            VODAVI TECHNOLOGY, INC.
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                                (Name of Issuer)

                                  Common stock
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   92857V102
                         -------------------------------
                                 (CUSIP Number)

                                  O Joon Kwon
                              LG Electronics Inc.
                 LG Twin Towers 20, Yoido-dong, Youngdungpo-gu
                             Seoul, 150-721, Korea
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(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)


                                November 3, 2005
          ------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].








(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)


                                  SCHEDULE 13D
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CUSIP No. 92857V102                             13D                    Page   2   of    4  Pages
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
   1      NAME OF REPORTING PERSONS:  LG Electronics Inc.

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
----------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP                                 (a) | |
                                                                                         (b) | |
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   3      SEC USE ONLY

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   4      SOURCE OF FUNDS
          OO
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   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(D) OR 2(E)                                                                  | |
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   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Republic of Korea
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                     7    SOLE VOTING POWER
                          0
   NUMBER OF      ----------------------------------------------------------------------------------
    SHARES           8    SHARED VOTING POWER
 BENEFICIALLY             0
   OWNED BY       ----------------------------------------------------------------------------------
     EACH            9    SOLE DISPOSITIVE POWER
   REPORTING              0
    PERSON        ----------------------------------------------------------------------------------
     WITH           10    SHARED DISPOSITIVE POWER
                          0
----------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0
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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES              | |
----------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0%
----------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          CO
----------------------------------------------------------------------------------------------------



                                  SCHEDULE 13D
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CUSIP No. 92857V102                13D             Page   3   of    4  Pages
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     Unless otherwise defined herein,  capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

Item 1. Security and Issuer.

        Common Stock (the "Shares") of Vodavi Technology, Inc. ("Issuer"), a Delaware corporation. The address of the principal executive offices of the Issuer is 4717 East Hilton Avenue, Ste. 400, Phoenix, Arizona 85034.

Item 2. Identity and Background.

(a)     LG Electronics Inc. ("LGE"), a Korean corporation

(b) The principal business address of LGE is LG Twin Towers 20, Yoido-dong, Youngdungpo-gu, Seoul, 150-721, Korea.

(c) LGE is a diversified electronics company that manufactures and sells a variety of products including home appliances, multimedia products, computer monitors, and audio/video products.

(d) During the last five years, LGE has not been convicted in a criminal proceeding.

(e) During the last five years, LGE has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 4. Purpose of Transaction.

        The following is added to Item 4:

        The Shares of the Issuer were transferred on November 3, 2005 to LG-Nortel Co., Ltd., a corporation incorporated under the laws of Korea, which is a joint venture between LGE and Nortel Networks Limited, a corporation incorporated under the laws of Canada, as part consideration for certain shares of LG-Nortel Co., Ltd. Nortel Networks Limited owns a majority interest in LG-Nortel Co., Ltd.

Item 5. Interest in Securities of Issuer.

        The following amends Item 5:

        5(a). As of the date of this filing, LGE is no longer deemed the beneficial owner of any Shares of the Issuer.

        5(c). Except for the transaction described in Item 4 above, there have been no transactions in the Shares during the past 60 days.

        5(e). As of November 3, 2005, LGE is no longer deemed the beneficial owner of any Shares of the Issuer.

                                  SCHEDULE 13D
-------------------------------------------------------------------------------

-------------------------------          --------------------------------------
CUSIP No. 92857V102                13D             Page   4   of    4  Pages
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                                   Signature

        After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   November 3, 2005

                                  LG ELECTRONICS INC.



                                  By: /s/ O Joon Kwon
                                      ----------------------------
                                      Name:   O Joon Kwon
                                      Title:  Vice President & General Counsel





        The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.

        The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

        Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).